UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Peter Haahr

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,994,763 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,994,763 (1)
	10.	Shared Dispositive Power:
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,994,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.3% (2)
14.	Type of Reporting Person: CO

(1)	Comprised of 592,794 shares of Class A common stock and assumes the conversion of 2,401,969 shares of Class B common stock held by Novo A/S into Class A common stock on a one-for-one basis (the “Novo Shares”).

(2)	Based upon 13,991,575 shares of Class A common stock and 8,374,032 shares of Class B common stock outstanding as of May 8, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2017. Beneficial ownership is based on conversion of only the 2,401,969 shares of Class B common stock held by Novo A/S into Class A common stock on a one-for-one basis. Assuming all 8,374,032 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 13.4% of the Class A common stock.

This amendment (“Amendment No. 4”) amends the Schedule 13D originally filed with the Commission on June 2, 2016, as subsequently amended by Amendment No. 1 filed with the Commission on August 5, 2016, Amendment No. 2 filed with the Commission on December 9, 2016 and Amendment No. 3 filed with the Commission on March 3, 2017 (collectively, the “Schedule”), to report a decrease in beneficial ownership of the Class A common stock of the Issuer held by Novo A/S resulting from the sale of shares by Novo A/S. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo A/S beneficially owns an aggregate of 2,994,763 shares of Class A common stock, comprised of 592,794 shares of Class A common stock and 2,401,969 shares of Class B common stock representing 18.3% of the Class A common stock based on conversion of only the 2,401,969 shares of Class B common stock held by the Novo A/S into Class A common stock on a one-for-one basis. The Class B common stock converts on a one-for-one basis into Class A common stock upon any sale or transfer. Assuming all outstanding 8,374,032 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 13.4% of the Class A common stock. The foregoing percentage ownership calculations are based upon 13,991,575 shares of Class A common stock and 8,374,032 shares of Class B common stock outstanding as of May 8, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2017.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation (the “Foundation”). Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 4, neither the Foundation, Novo A/S nor any of their respective directors or executive officers has the power to direct the vote as to, or the disposition of the Novo Shares.

Item 5(c) of the Schedule is amended and replaced in its entirety as follows:

(c) On June 5, 2017, Novo A/S sold 23,327 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $28.67 per share.

On June 6, 2017, Novo A/S sold 64,170 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $28.09 per share.

On June 7, 2017, Novo A/S sold 2,000 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $28.04 per share.

On June 8, 2017, Novo A/S sold 130,000 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $26.00 per share.

On June 9, 2017, Novo A/S sold 2,200 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $25.89 per share.

On June 12, 2017, Novo A/S sold 90,303 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $25.28 per share.

On June 13, 2017, Novo A/S sold 11,389 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $25.47 per share.

On June 14, 2017, Novo A/S sold 49,611 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $25.03 per share.

Other than these sales, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2017	Novo A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

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